82-3470

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

10th January, 2006

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Distribution of Shareholding as on Quarter ended 31st December, 2005

In terms of the requirement of Clause 35 of the Listing Agreement, enclosed please find the Company's Distribution of Shareholding as on quarter ended 31st December, 2005 in the prescribed format.

Further, as required, the above information is also being posted on the Company's website, www.itcportal.com, and on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Distribution of Shareholding as on quarter ended 31st December, 2005

	Category	No. of Shares held	Percentage of shareholding
A.	**Promoter's Holding**		
1.	Promoters - Indian Promoters - Foreign Promoters	 Nil Nil	 Nil Nil
2.	Persons acting in Concert	Nil	Nil
	Sub-Total	**Nil**	**Nil**
B.	**Non-Promoter's Holding**		
3.	**Institutional Investors**		
a.	Mutual Funds and UTI	54,07,15,067	14.40
b.	Banks, Financial Institutions, Insurance Companies (Central / State Gov. Institutions / Non-Government Institutions)	79,47,63,170	21.16
c.	Foreign Institutional Investors	53,73,12,144	14.31
	Sub-Total	**1,87,27,90,381**	**49.87**
4.	**Others**		
a.	Private Corporate Bodies	6,28,11,628	1.67
b.	Indian Public	51,39,93,653	13.69
c.	NRIs / OCBs	2,38,74,856	0.64
d.	Any Other : Shares % (i) Foreign Companies : 1,20,83,18,025 32.17 (ii) Foreign Nationals : 2,22,145 0.01 (iii) Depository for shares underlying GDRs : 7,31,26,182 1.95	1,28,16,66,352	34.13
	Sub-Total	**1,88,23,46,489**	**50.13**
	GRAND TOTAL	**3,75,51,36,870**	**100.00**

NOTE 1 : Details of shareholders holding more than 1 percent of the shares of the Company is annexed.

NOTE 2 : Total Foreign Shareholding (including underlying shares issued against GDRs and holdings by FIIs and NRIs)

No. of shares held	Percentage of shareholding
1,84,28,53,352	49.08 %

ITC Limited

LIST OF SHAREHOLDERS HOLDING MORE THAN ONE PERCENT OF SHARES OF THE COMPANY AS ON QUARTER ENDED 31ST DECEMBER, 2005

SL. NO.	NAME	NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
	INSTITUTIONAL INVESTORS		
	(a) Mutual Funds and UTI		
1	UNIT TRUST OF INDIA *	44,48,46,857	11.85
	(b) Banks, Financial Institutions, Insurance Companies (Central/ State Gov. Institutions/ Non-Government Institutions)		
2	LIFE INSURANCE CORPORATION OF INDIA *	44,00,73,480	11.72
3	THE NEW INDIA ASSURANCE COMPANY LIMITED	9,77,56,835	2.60
4	THE ORIENTAL INSURANCE COMPANY LIMITED	7,42,55,780	1.98
5	GENERAL INSURANCE CORPORATION OF INDIA *	7,42,42,465	1.98
6	NATIONAL INSURANCE COMPANY LIMITED	6,89,55,110	1.84
	OTHERS		
	(d) Foreign Companies		
7	TOBACCO MANUFACTURERS (INDIA) LIMITED	99,27,82,440	26.44
8	MYDDLETON INVESTMENT CO.LTD.	16,21,03,980	4.32
9	ROTHMANS INTERNATIONAL ENTERPRISES LIMITED	5,16,51,630	1.38
	(d) Depository for shares underlying GDRs		
10	CITIBANK N.A. NEW YORK, NY ADR DEPARTMENT (GDR)	7,31,26,182	1.95

* Excludes Mutual Fund holdings.

ITC Limited 37, J. L. Nehru Road, KOLKATA-71

RECEIVED

2006 JAN 17 P 12:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

10th January, 2006

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we write to advise that a Meeting of the Board of Directors of the Company has been convened on Friday, the 20th January, 2006, *inter alia*, to consider and approve the unaudited financial results of the Company for the quarter ended 31st December, 2005.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.